UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

Item 1 – Information Contained in this Form 6-K Report

As previously announced, on February 14, 2018, Seaspan Corporation (the “Company”) issued and sold to Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), $250 million aggregate principal amount of the Company’s 5.50% Senior Notes due 2025 (the “Notes”) and warrants to purchase the Company’s Class A common shares, for an aggregate purchase price of $250 million in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes are guaranteed by certain subsidiary guarantors of the Company (the “Guarantors”) specified in the indenture, dated October 10, 2017, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture, dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a sixth supplemental indenture, dated as of March 26, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, and a seventh supplemental indenture, dated as of June 8, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee.

In connection with the issuance of the Notes, the Company agreed with the Fairfax Investors to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) with respect to an offer to exchange the Notes and related guarantees for substantially identical notes and guarantees registered under the Securities Act. The Company is furnishing this Report of Foreign Private Issuer on Form 6-K for the following purposes:

1)

to update the Company’s audited financial statements as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017 (previously provided in the Company’s Annual Report on Form 20-F, filed with the SEC on March 6, 2018 (the “FY 2017 Form 20-F”)) by including Note 20, “Guarantor Financial Information,” which contains the consolidating financial information of the Guarantors, as required by Rule 3-10 of Regulation S-X (the “Updated Company Financial Statements”); and

2)

to provide the audited financial statements of Greater China Intermodal Investments LLC (“GCI”) as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017 (the “GCI Financial Statements”), as required by Rule 3-16 of Regulation S-X due to a pledge, as collateral for the Notes, of all of the limited liability company interests of GCI directly held and owned from time to time by the Company’s subsidiary Seaspan Investment I Ltd.

The Updated Company Financial Statements and the GCI Financial Statements are set forth as Exhibits 99.1 and 99.2 hereto, respectively.  Other than the addition of Note 20, “Guarantor Financial Information,” the information in the Updated Company Financial Statements remains unchanged and has not otherwise been updated for activities or events occurring after the date this information was originally presented in the FY 2017 Form 20-F. The information included in this Report of Foreign Private Issuer on Form 6-K should be read in conjunction with the FY 2017 Form 20-F and any other filings subsequently made by the Company with the SEC.

Exhibit Index

Exhibit No.	Description

23.1	Consent of KPMG LLP, relating to the Updated Company Financial Statements.
23.2	Consent of KPMG LLP, relating to the GCI Financial Statements.
99.1

Audited financial statements of the Company as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017, as updated solely to include Note 20, “Guarantor Financial Information.”

99.2	Audited financial statements of Greater China Intermodal Investments LLC as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017.
101	The following financial information from Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, formatted in Extensible Business Reporting Language (XBRL): (a) Consolidated Balance Sheets as of December 31, 2017 and December 31, 2016; (b) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (c) Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (d) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015; (e) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (f) Notes to the Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: June 15, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson Title: Chief Financial Officer